UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS **FINANCIAL PERFORMANCE**

1ST QUARTER 2021

Henrique Lage Refinery - REVAP

Petrobras Financial Performance in 1Q21

Petrobras posted solid financial and operating results in 1Q21. Regarding 1Q21 results, Petrobras’ CEO Joaquim Silva e Luna made the following comments: “The figures show the capacity of our team to deliver sustainable results to our investors and to society, even in a challenging environment. Petrobras will continue down the path of value generation, with its management based on transparency, dialogue and rationality and with investments concentrated in assets in which we are recognized as global leaders”.

CFO Rodrigo Araujo Alves also commented: “These very strong figures show that we are in the right path. We will continue to focus on the strategies set forth in our Strategic Plan, generating value in all our operations and projects and managing our portfolio aiming to maximize returns to our shareholders and other stakeholders”.

Main highlights of 1Q21:

•	34% increase in recurring adjusted EBITDA in the quarter, even with lower sales volume.
•	Recurring net income impacted by the effect of Brazilian real depreciation over debt.
•	Positive free cash flow of US$ 5.6 billion.
•	Cash inflow from asset sales of US$ 472 million up to May 11th, 2021.
•	Gross debt reduction of US$ 18.3 billion in the annual comparison and of US$ 4.6 billion in the quarterly comparison, reaching US$ 71 billion.
•	More than US$ 3.2 billion in pre-payments and amortizations in April
•	Reduction of foreign exchange exposure in US$ 8.4 billion, reaching US$ 34.9 billion.
•	Net debt/adjusted EBITDA decreased, reaching 2.03x on March 31st, 2021, the best mark since 2012.
Table 1 – Main items				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Sales revenues	15,698	13,911	17,143	12.8	(8.4)
Gross profit	8,007	7,527	7,264	6.4	10.2
Operating expenses	(2,032)	5,433	(15,691)	−	(87.0)
Consolidated net income (loss) attributable to the shareholders of Petrobras	180	11,509	(9,715)	(98.4)	−
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras*[1]	231	5,385	(732)	(95.7)	−
Net cash provided by operating activities	7,244	7,072	7,777	2.4	(6.9)
Free cash flow	5,592	5,683	5,911	(1.6)	(5.4)
Adjusted EBITDA	8,906	8,811	8,581	1.1	3.8
Recurring adjusted EBITDA*	8,694	6,493	8,450	33.9	2.9
Gross debt	70,966	75,538	89,237	(6.1)	(20.5)
Net debt	58,424	63,168	73,131	(7.5)	(20.1)
Net debt/LTM Adjusted EBITDA ratio	2.03	2.22	2.15	(8.6)	(5.6)
Average commercial selling rate for U.S. dollar	5.47	5.40	4.47	1.3	22.6
Brent crude (US$/bbl)	60.90	44.23	50.26	37.7	21.2
Domestic basic oil products price (US$/bbl)	63.82	49.96	65.06	27.7	(1.9)
TRI (total recordable injuries per million men-hour frequency rate)	0.62	0.56	0.65	10.7	(4.6)

* See the reconciliation of Recurring Net Income and Recurring EBITDA in the Special Items section.

2

Consolidated Results

Net Revenues

Table 2 – Net revenues by products

				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Diesel	4,578	3,683	4,086	24.3	12.0
Gasoline	2,022	1,795	1,899	12.6	6.5
Liquefied petroleum gas (LPG)	916	922	902	(0.7)	1.6
Jet fuel	426	342	850	24.6	(49.9)
Naphtha	331	330	672	0.3	(50.7)
Fuel oil (including bunker fuel)	335	255	266	31.4	25.9
Other oil products	878	797	692	10.2	26.9
Subtotal Oil Products	9,486	8,124	9,367	16.8	1.3
Natural gas	1,037	957	1,211	8.4	(14.4)
Renewables and nitrogen products	13	14	26	(7.1)	(50.0)
Revenues from non-exercised rights	67	70	91	(4.3)	(26.4)
Electricity	543	643	292	(15.6)	86.0
Services, agency and others	214	209	159	2.4	34.6
Total domestic market	11,360	10,017	11,146	13.4	1.9
Exports	4,137	3,637	5,620	13.7	(26.4)
Crude oil	2,801	2,549	4,335	9.9	(35.4)
Fuel oil (including bunker fuel)	1,201	974	1,048	23.3	14.6
Other oil products and other products	135	114	237	18.2	(43.0)
Sales abroad	201	257	377	(21.8)	(46.7)
Total foreign market	4,338	3,894	5,997	11.4	(27.7)
Total	15,698	13,911	17,143	12.8	(8.4)

Net revenue in 1Q21 was US$ 15.7 billion, 12.8% higher than 4Q20, mainly due to the 38% appreciation in Brent prices. This result was also supported by higher diesel revenues, which reached US$ 4.6 billion (24% higher than 4Q20), due to Petrobras’ higher market share in the diesel market and the growth in S-10 diesel sales, despite the drop in total diesel sales volume.

The increase in Brent price also resulted in higher revenues for other oil products, although sales volumes of oil products in the domestic market decreased by 5.6% due to seasonality and restrictions imposed by COVID-19. The exception was the 8.3% increase in fuel oil sales volume for thermoelectric generation and use in the industrial segment.

In 1Q21, despite lower volumes of exported crude oil and oil products, export revenue reached US$ 4.1 billion, 13.7% higher when compared to 4Q20, as a result of the hike in Brent prices. The 3% increase in oil and gas production in 1Q21 was not fully translated into revenues, with 27 MMbbl of ongoing crude oil exports.

In terms of revenue breakdown in the domestic market, diesel and gasoline continued to be the main products, accounting, together, for 70% of the domestic oil products sales revenues in 1Q21.

3

There was an increase in China's share of exports in 1Q21, reaching 56%. Singapore remained the main destination for exports of oil products, with 75%, taking advantage of the opportunities brought by IMO 2020. In 1Q21, we had the following distribution of export destinations:

Table 3 – Crude oil exports volume

Country	1Q21	4Q20	1Q20
China	56%	42%	48%
Índia	7%	11%	8%
Portugal	7%	11%	3%
Chile	5%	11%	8%
United States	3%	14%	3%
Spain	3%	2%	6%
Netherlands	1%	2%	5%
Others	18%	7%	19%

Table 4 – Oil products exports volume

Country	1Q21	4Q20	1Q20
Singapore	75%	80%	53%
USA	15%	17%	14%
Others	10%	3%	32%

Cost of Goods Sold

Table 5 – Cost of goods sold

				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Brazilian operations	(7,545)	(6,198)	(9,617)	21.7	(21.5)
Acquisitions	(2,337)	(1,679)	(2,165)	39.2	7.9
Crude oil imports	(951)	(668)	(1,256)	42.4	(24.3)
Oil product imports	(663)	(470)	(519)	41.1	27.7
Natural gas imports	(723)	(541)	(390)	33.6	85.4
Production	(4,976)	(4,217)	(7,280)	18.0	(31.6)
Crude oil	(3,936)	(3,288)	(5,879)	19.7	(33.0)
Production taxes	(1,624)	(1,372)	(2,097)	18.4	(22.6)
Other costs	(2,312)	(1,916)	(3,782)	20.7	(38.9)
Oil products	(596)	(500)	(701)	19.2	(15.0)
Natural gas	(444)	(429)	(700)	3.5	(36.6)
Production taxes	(121)	(92)	(112)	31.5	8.0
Other costs	(323)	(337)	(588)	(4.2)	(45.1)
Services rendered, electricity, renewables, nitrogen products and others	(232)	(302)	(172)	(23.2)	34.9
Operations abroad	(146)	(186)	(262)	(21.5)	(44.3)
Total	(7,691)	(6,384)	(9,879)	20.5	(22.1)
4

Compared to 4Q20, the cost of goods sold increased by 20.5% in 1Q21, mainly due to higher production taxes and imports costs, which are directly correlated to Brent prices, and to the absence of the gain from the actuarial review of the health plan in 4Q20.

In addition to the increase in Brent prices, higher participation of imported crude oil in the processed feedstock and of imported oil products in the sales mix also contributed to higher import costs.

Operating Expenses

Table 6 – Operating expenses

				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Selling, General and Administrative Expenses	(1,221)	(1,207)	(1,746)	1.2	(30.1)
Selling expenses	(948)	(1,128)	(1,335)	(16.0)	(29.0)
Materials, third-party services, freight, rent and other related costs	(784)	(952)	(1,155)	(17.6)	(32.1)
Depreciation, depletion and amortization	(149)	(153)	(123)	(2.6)	21.1
Allowance for expected credit losses	5	5	(9)	−	−
Employee compensation	(20)	(28)	(48)	(28.6)	(58.3)
General and administrative expenses	(273)	(79)	(411)	245.6	(33.6)
Employee compensation	(185)	(7)	(288)	2542.9	(35.8)
Materials, third-party services, freight, rent and other related costs	(64)	(62)	(94)	3.2	(31.9)
Depreciation, depletion and amortization	(24)	(10)	(29)	140.0	(17.2)
Exploration costs	(214)	(366)	(104)	(41.5)	105.8
Research and development expenses	(117)	(100)	(95)	17.0	23.2
Other taxes	(106)	(191)	(118)	(44.5)	(10.2)
Impairment of assets	(90)	6,019	(13,371)	−	(99.3)
Other income and expenses, net	(284)	1,278	(257)	−	10.5
Total	(2,032)	5,433	(15,691)	−	(87.0)

Selling expenses fell 16% in 1Q21, when compared to 4Q20, in line with lower sales volumes.

The increase in general and administrative expenses reflects the absence of the US$ 0.2 billion actuarial gain relative to the health plan in 4Q20, partially offset by lower consulting costs and lower headcount.

There was a reduction in exploration costs, mainly due to higher write-offs in 4Q20 in the Espirito Santo and Campos basins.

In 1Q21, impairment was US$ 90 million, mainly due to the shut-down of platform P-33 in Campos basin.

There were other expenses of US$ 284 million in 1Q21 as opposed to other revenues of US$ 1.3 billion in 4Q20, due to the absence of the gain from the actuarial review of the health plan carried out in 4Q20 and to lower gains from divestments, partially offset by the lower provision related to the variable compensation program and higher reimbursement from the Lava Jato operation.

Adjusted EBITDA

Adjusted EBITDA in 1Q21 reached US$ 8.9 billion, in line with the previous quarter. This result reflects higher oil margins due to the appreciation of Brent prices, offset by lower sales volumes. In addition, excluding the effect of the absence of the gain from the actuarial review of the health plan, occurred in 4Q20, there were lower operating expenses impacting this metric.

5

Financial results

Table 7 – Financial results

				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Finance income	122	145	174	(15.9)	(29.9)
Income from investments and marketable securities (Government Bonds)	29	36	67	(19.4)	(56.7)
Other income, net	93	109	107	(14.7)	(13.1)
Finance expenses	(1,208)	(1,434)	(1,622)	(15.8)	(25.5)
Interest on finance debt	(752)	(770)	(1,008)	(2.3)	(25.4)
Unwinding of discount on lease liabilities	(295)	(328)	(342)	(10.1)	(13.7)
Discount and premium on repurchase of debt securities	(183)	(374)	(260)	(51.1)	(29.6)
Capitalized borrowing costs	212	234	279	(9.4)	(24.0)
Unwinding of discount on the provision for decommissioning costs	(189)	(139)	(192)	36.0	(1.6)
Other finance expenses and income, net	(1)	(57)	(99)	(98.2)	(99.0)
Foreign exchange gains (losses) and indexation charges	(4,553)	2,653	(3,103)	−	46.7
Foreign exchange gains (losses)	(3,442)	3,764	(1,767)	−	94.8
Reclassification of hedge accounting to the Statement of Income	(1,113)	(1,134)	(1,400)	(1.9)	(20.5)
Pis and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation	−	(71)	−	−	−
Other foreign exchange gains (losses) and indexation charges, net	2	94	64	(97.9)	(96.9)
Total	(5,639)	1,364	(4,551)	−	23.9

The financial result for 1Q21 was negative US$ 5.6 billion, compared to the US$ 1.4 billion revenue in 4Q20. We ended 1Q21 with an FX exposure of US$ 34.9 billion, compared to US$ 43.3 billion in 4Q20, with lower passive exposure in dollars.

Despite the lower FX exposure in 1Q21, there was an increase in foreign exchange losses, reaching US$ 3.4 billion, mainly due to the 9.6% depreciation of the Brazilian real over the US dollar against the appreciation of 7.9% in 4Q20. It is also worth mentioning the lower premium in the repurchase of bonds (US$ 183 million) and the positive effects of active liability management, which made possible the reduction of finance expenses (US$ 752 million).

Net income (loss) attributable to Petrobras’ shareholders

We recorded a net income of US$ 180 million in 1Q21, US$ 11.3 billion lower than 4Q20, reflecting the impact of FX losses in the financial result due to the depreciation of the Brazilian real over the US dollar, as well as the reversals of impairment and of past expenditures with the health plan, both in 4Q20.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

In 1Q21, few non-recurring items impacted results. Excluding such items, mainly the impairment of US$ 90 million and the goodwill on the repurchase of bonds of US$ 183 million, we would have had a net income of US$ 231 million in 1Q21. Recurring EBITDA would have been US$ 8.7 billion, 34% higher than 4Q20.

6

Special Items

Table 8 – Special items

				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Net income	200	11,617	(9,976)	(98.3)	−
Nonrecurring items	(43)	8,141	(13,645)	−	(99.7)
Nonrecurring items that do not affect Adjusted EBITDA	(255)	5,823	(13,776)	−	(98.1)
Impairment of assets and investments	(124)	5,681	(13,423)	−	(99.1)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(34)	−	−	−	−
Gains and losses on disposal / write-offs of assets	49	366	(94)	(86.6)	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	(71)	−	−	−
Discount and premium on repurchase of debt securities	(183)	(374)	(259)	(51.1)	(29.3)
Inflation indexation charges on petroleum and alcohol accounts	−	237	−	−	−
Financial updating on state amnesty programs	37	(16)	−	−	−
Other nonrecurring items	212	2,318	131	(90.9)	61.8
PDV	3	4	(41)	(25.0)	−
Amounts recovered from Lava Jato investigation	141	54	21	161.1	571.4
Gains / (losses) on decommissioning of returned/abandoned areas	(6)	(324)	−	(98.1)	−
State amnesty programs	117	11	−	963.6	−
Gains / (losses) related to legal proceedings	−	−	128	−	−
Equalization of expenses - Production Individualization Agreements	(43)	(8)	23	437.5	−
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	4	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	39	−	−	−
Cost reversals of health care plan due to the revision in the company’s future obligations	−	2,538	−	−	−
Net effect of nonrecurring items on IR / CSLL	(9)	(2,021)	4,664	(99.6)	−
Recurring net income	251	5,492	(992)	(95.4)	−
Shareholders of Petrobras	231	5,385	(732)	(95.7)	−
Non-controlling interests	20	107	(260)	(81.3)	−
Adjusted EBITDA	8,906	8,811	8,581	1.1	3.8
Nonrecurring items	212	2,318	131	(90.9)	61.8
Recurring Adjusted EBITDA	8,694	6,493	8,450	33.9	2.9

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

7

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics, costs with research and development and pre-operating costs.

Table 9 – Capex

				Variation %
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Exploration and Production	1,626	1,519	2,139	7.1	(24.0)
Refining, Transportation and Marketing	193	354	171	(45.6)	12.9
Gas and Power	63	83	86	(24.5)	(26.4)
Others	32	93	37	(66.0)	(15.3)
Total	1,913	2,049	2,433	(6.6)	(21.3)

In 1Q21, investments amounted US$ 1.9 billion, 7% below 4Q20 and 21% below 1Q20. More than 71% of capex is related to growth capex.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production systems up to the full ramp up, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2019, exploratory investments, and investments in R&D.

Sustaining investments, on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Includes investments in safety and reliability of installations, substitute well projects, complementary development, remaining investments in systems that entered before 2019, scheduled stoppages and revitalizations (without new systems), 4D seismic, HSE projects, line changes, infrastructure operational and ICT.

In 1Q21, investments in the Exploration and Production segment totaled US$ 1.6 billion, with approximately 78% related to growth. Investments were mainly concentrated in: (i) development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 1 billion); (ii) exploratory investments (US$ 0.1 billion) and (iii) development of new projects in deep waters (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, investments totaled US$ 193 million in 1Q21, approximately 23% of which were growth investments. Investments in the Gas and Power segment totaled US$ 63 million in 1Q21, of which approximately 60% are investments in growth.

8

The following table presents the main information on the new, already contracted, oil and gas production systems.

Table 10 – Main projects

Project	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX[3] Petrobras US$ bi	Petrobras Share	Status
Sépia 1 FPSO Carioca (Chartered unit)	2021	180000	0.91	2.2	97.6%	Project in phase of execution with production system under construction. 11 wells drilled and 10 completed
Mero 1 FPSO Guanabara (Chartered unit)	2022	180000	0.28	1.0	40.0%	Project in phase of execution with production system under construction. 11 wells drilled and 6 completed
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2022	150000	0.49	2.3	100%¹	Project in phase of execution with production system under construction. 6 wells drilled and 1 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80000	0.10	2.1	100.0%	Project in phase of execution with production system under construction. 1 well drilled and 1 completed
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70000	0.03	1.6	100.0%	Project in phase of execution with production system under construction.
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180000	0.02	0.8	40.0%	Project in phase of execution with production system under construction. 5 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150000	1,65²	3.4	100.0%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180000	0.02	0.8	40.0%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6th module FPSO Almirante Tamandaré (Chartered unit)	2024	225000	0.01	2.1	100%¹	Project in phase of execution, letter of intent signed for charter of the platform in February 2021. 2 wells drilled
Búzios 7th module P-78 (Owned unit)	2025	180000	0.03	4.3	100%¹	Project in phase of execution. Contract signed in May/2021

¹ Will change after the co-participation agreement

² In this quarter, the incorporation of P-71 was considered in the financial curve of the project, according to the relevant fact disclosed on October 27, 2020.

[3] Does not include the amount related to chartered units

9

Portfolio Management

In 2021, up to May, 11th, we concluded the sale of: Frade field, the wind power plants Mangue Seco 1, Mangue Seco 3 and Mangue Seco 4, Petrobras Uruguay Distribución (PUDSA), the remaining 10% stake in NTS and BSBios company. Cash inflows from those transactions, coupled with upfront cash inflows from the signing of Peroá and Miranga clusters divestments, totaled US$ 472 million in the period.

Table 11 – Amounts received up to May 11th, 2021 and respective transaction value

Asset	Amounts received (US$ million)	Transaction amount[1] (US$ million)
Mangue Seco 1	7.8[2]	8[2]
Mangue Seco 2	-	6[2]
Mangue Seco 3 e 4	18[2]	16.8[2]
Frade field	36	100[3]
Peroá cluster	5.0	55
Miranga cluster	11	220.1
PUDSA	62	61.7[4]
RLAM	-	1,650
NTS (10%)	285²	333²
UTE Camaçari Cluster	-	17.6²
BSBios	47	60
Rabo Branco		1.5
Total	472	2,529.7

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US $ at the PTAX rate on the day of the SPA signing or of the cash inflow.

³Transaction signed in 2019

4Transaction signed in 2020

Petrobras reinforces the importance of portfolio management focusing on world-class assets in deep and ultra-deep waters, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

10

Liquidity and Capital Resources[2]

Table 12 – Liquidity and capital resources

US$ million	1Q21	4Q20	1Q20
Adjusted cash and cash equivalents at the beginning of period	12,384	13,374	8,265
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(659)	(670)	(888)
Cash and cash equivalents at the beginning of period	11,725	12,704	7,377
Net cash provided by (used in) operating activities	7,244	7,072	7,777
Net cash provided by (used in) investing activities	(1,359)	(317)	(1,481)
Acquisition of PP&E and intangibles assets	(1,650)	(1,388)	(1,869)
Investments in investees	(2)	(1)	3
Proceeds from disposal of assets - Divestment	201	959	281
Dividends received	67	42	44
Divestment (Investment) in marketable securities	25	71	60
(=) Net cash provided by operating and investing activities	5,885	6,755	6,296
Net cash provided by (used) in financing activities	(5,574)	(7,407)	2,132
Net financings	(4,088)	(5,502)	4,702
Proceeds from financing	54	1,126	10,173
Repayments	(4,142)	(6,628)	(5,471)
Repayment of lease liability	(1,467)	(1,509)	(1,523)
Dividends paid to shareholders of Petrobras	−	(347)	(1,020)
Dividends paid to non-controlling interest	−	(46)	(8)
Investments by non-controlling interest	(19)	(3)	(19)
Effect of exchange rate changes on cash and cash equivalents	(72)	(327)	(337)
Cash and cash equivalents at the end of period	11,964	11,725	15,468
Government bonds and time deposits with maturities of more than 3 months at the end of period *	579	659	644
Adjusted cash and cash equivalents at the end of period	12,543	12,384	16,112

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	7,244	7,072	7,777
Acquisition of PP&E and intangibles assets	(1,650)	(1,388)	(1,869)
Investments in investees **	(2)	(1)	3
Free cash flow	5,592	5,683	5,911

As of March 31st, 2021, cash and cash equivalents were US$ 12 billion and adjusted cash and cash equivalents totaled US$ 12.5 billion.

In 1Q21, despite the reduction in sales volumes in the domestic and external markets and the higher build up of inventories relative to 4Q20, there was an increase in net cash provided by operating activities, which reached US$ 7.2 billion, mainly due to the hike in the Brent prices. Free cash flow reached US$ 5.6 billion in 1Q21.

This level of cash generation, alongside cash inflows from divestments of US$ 201 million and cash and cash equivalents, were used: (i) to prepay debt and amortize principal and interest due in the period (US$ 4.1 billion) and (ii) to amortize lease liabilities (US$ 1.5 billion), reducing gross debt to US$ 71 billion. In addition, CAPEX was US$ 1.7 billion.

[2] * Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation.

11

In 1Q21, the company settled several loans and financial debts, amounting to US$ 4.1 billion, notably: (i) repayment of loans in the amount of US$ 1.1 billion, (ii) prepayment of banking loans in the domestic and international market totaling US$ 100 million and (iii) US$ 1.4 billion in the repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 183 million (iv) total prepayment of loans with export credit agencies, in the amount of US$ 224 million.

Conciliation EBITDA x OCF x FCF x FCFE

US$ billion

12

Debt

The cash flow generation and continuous liability management allowed a relevant reduction in our indebtedness. Gross debt reached US$ 71 billion, 6% lower than December 31st 2020, mainly due to debt prepayments. In April, there was a high volume of repayments and prepayments, in the amount of US$ 3.2 billion, which reinforces our commitment to deleveraging.

In addition, liability management helped increase the average maturity from 11.71 years to 11.84 years.

The Gross Debt/LTM adjusted EBITDA ratio decreased from 2.66x on December 31st, 2020 to 2.47x on March 31st, 2021.

Net debt reduced 7.5%, reaching US$ 58.4 billion. The Net Debt/LTM adjusted EBITDA ratio decreased from 2.22x on December 31st, 2020 to 2.03x on March 31st, 2021, the best recorded mark since 2012.

Table 13 – Debt indicators

US$ million	03.31.2021	12.31.2020	Δ %	03.31.2020
Financial Debt	50,317	53,888	(6.6)	66,702
Capital Markets	28,393	30,137	(5.8)	33,329
Banking Market	17,359	18,597	(6.7)	27,956
Development banks	1,149	1,516	(24.2)	1,497
Export Credit Agencies	3,210	3,424	(6.3)	3,683
Others	206	214	(3.7)	237
Finance leases	20,649	21,650	(4.6)	22,535
Gross debt	70,966	75,538	(6.1)	89,237
Adjusted cash and cash equivalents	12,542	12,370	1.4	16,106
Net debt	58,424	63,168	(7.5)	73,131
Net Debt/(Net Debt + Market Cap) - Leverage	51%	47%	8.5	67%
Average interest rate (% p.a.)	6.0	5.9	1.7	5.6
Weighted average maturity of outstanding debt (years)	11.84	11.71	1.1	9.74
Net debt/LTM Adjusted EBITDA ratio	2.03	2.22	(8.6)	2.15
Gross debt/LTM Adjusted EBITDA ratio	2.47	2.66	(7.1)	2.63

13

Results by Segment

Exploration and Production[3]

Table 14 – E&P results

				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Sales revenues	11,666	8,995	10,877	29.7	7.3
Gross profit	6,432	4,966	4,970	29.5	29.4
Operating expenses	(521)	4,744	(13,528)	−	(96.1)
Operating income (loss)	5,911	9,710	(8,558)	(39.1)	−
Net income (loss) attributable to the shareholders of Petrobras	3,925	6,385	(5,804)	(38.5)	−
Adjusted EBITDA of the segment	8,053	5,443	7,467	48.0	7.8
EBITDA margin of the segment (%)	69	61	69	8.5	0.4
Average Brent crude (US$/bbl)	60.90	44.23	50.26	37.7	21.2
Sales price - Brazil
Crude oil (US$/bbl)	57.32	43.29	49.96	32.4	14.7
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	4.91	5.61	5.88	(12.5)	(16.5)
excluding production taxes	6.66	7.19	7.51	(7.4)	(11.3)
Onshore and shallow waters
with leases	12.37	12.87	20.30	(3.9)	(39.1)
excluding leases	12.37	12.33	19.41	0.3	(36.3)
Deep and ultra-deep post-salt
with leases	11.11	12.63	10.84	(12.1)	2.5
excluding leases	9.39	11.23	9.26	(16.4)	1.4
Pre-salt
with leases	4.63	4.47	4.52	3.5	2.4
excluding leases	2.70	2.71	2.79	(0.5)	(3.2)
including production taxes and excluding leases	16.11	13.06	12.85	23.3	25.4
including production taxes and leases	17.87	14.64	14.47	22.1	23.5
Production taxes - Brazil	2,359	1,537	1,881	53.4	25.4
Royalties	1,190	851	972	39.9	22.4
Special Participation	1,160	677	898	71.4	29.2
Retention of areas	9	10	11	(9.2)	(17.4)

In 1Q21, gross profit reached US$ 6.4 billion, an increase of 30% when compared to 4Q20. This increase was due to higher revenues and was partially offset by higher production taxes, both mainly due to higher Brent prices. Operating profit was 39% lower than in 4Q20, mainly due to the reversal of impairment losses, which occurred in 4Q20.

When compared to 1Q20, gross profit increased by 29% in 1Q21, mainly reflecting higher Brent prices. Operating profit was US$ 5.9 billion, a higher result, mainly due to impairment losses occurred in 1Q20.

Lifting cost in 1Q21, without production taxes and without leases, was US$ 4.91/boe, which represents a 13% reduction compared to 4Q20. The result is due to lower expenses with integrity, such as maintenance and subsea inspections, which were concentrated in 4Q20.

When compared to 1Q20, lifting cost without production taxes and without leases decreased by 17%. This drop is explained by the 23% depreciation of the real against the dollar, the mothballing of shallow water platforms, divestments, and the start-up of P-70.

* Leases refers to platform leasing

14

In the pre-salt, lifting cost remained stable in 1Q21. We continue to observe the maintenance of low unit costs, at levels below US$ 3/boe.

In the post-salt layer, lifting cost decreased 16% compared to 4Q20, due to lower expenses with maintenance and subsea inspections.

In onshore and shallow water assets, lifting cost in 1Q21 remained stable compared to the previous quarter.

Higher production taxes in 1Q21 are explained by higher Brent prices.

Refining, Transportation and Marketing

Table 15 – RTM results **

				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Sales revenues	13,973	12,086	15,480	15.6	(9.7)
Gross profit	2,136	1,244	83	71.7	2473.5
Operating expenses	(399)	82	(914)	−	(56.3)
Operating Income (Loss)	1,737	1,326	(831)	31.0	−
Net income (loss) attributable to the shareholders of Petrobras	1,255	976	(702)	28.6	−
Adjusted EBITDA of the segment	2,265	1,226	(207)	84.7	−
EBITDA margin of the segment (%)	16	10	(1)	6.1	17.5
Refining cost (US$ / barrel) - Brazil	1.61	1.47	2.26	9.5	(28.8)
Domestic basic oil products price (US$/bbl)	63.82	49.96	65.06	27.7	(1.9)

In 1Q21, gross profit was US$ 0.89 million higher than 4Q20 due to a higher inventory turnover effect between quarters, with a variation of approximately US$ 1.09 billion, which reflect the increase in Brent prices in 1Q21 (the positive inventory turnover effect was US$ 1.63 billion in 1Q21 and US$ 545 million in 4Q20. Excluding the inventory turnover effect, gross profit would have been US$ 502 million in 1Q21 and US$ 699 million in 4Q20.

In 1Q20, there were higher margins for oil products in the domestic market, especially diesel and gasoline, partially offset by lower LPG margins and lower sales volumes. There were better margins in crude oil and fuel oil exports, partially offset by lower volumes of exported oil.

The increase in operating income reflects the higher gross profit. Operating expenses increased in 1Q21 due to the positive effect in 4Q20 relative to the impairment reversal of Comperj and gains on the sale of Liquigás. Excluding these effects, operating expenses were lower, mainly reflecting the reduction in sales expenses due to lower sales volumes.

15

Gas and Power

Table 16 – G&P results

				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Sales revenues	2,208	2,256	2,370	(2.1)	(6.8)
Gross profit	876	987	1,025	(11.2)	(14.5)
Operating expenses	(746)	(741)	(673)	0.7	10.8
Operating income (loss)	130	246	352	(47.2)	(63.1)
Net income (loss) attributable to the shareholders of Petrobras	104	194	214	(46.4)	(51.4)
Adjusted EBITDA of the segment	323	425	498	(24.0)	(35.1)
EBITDA margin of the segment (%)	15	19	21	(4)	(6)
Natural gas sales price - Brazil (US$/bbl)	34.04	30.82	41.44	10.4	(17.9)

In 1Q21, gross profit was US$ 876 million, a reduction of 11% when compared to 4Q20, as a result of lower margins in energy generation and lower margins in gas commercialization, both resulting from higher acquisition costs for gas, mainly due to the increase in the regasified LNG costs, given the increase in consumption due to the harsh winter and restrictions on supply.

In 1Q21, operating income was US$ 116 million lower than 4Q20, mainly due to lower gross profit and higher tax expenses.

16

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

				Variation (%)
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Net income (loss)	200	11,617	(9,976)	(98.3)	−
Net finance income (expense)	5,639	(1,364)	4,551	−	23.9
Income taxes	319	2,725	(3,300)	(88.3)	−
Depreciation, depletion and amortization	2,856	2,236	3,543	27.7	(19.4)
EBITDA	9,014	15,214	(5,182)	(41)	−
Results in equity-accounted investments	(183)	(18)	298	916.7	−
Impairment	90	(6,019)	13,371	−	(99.3)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	34	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(49)	(366)	94	(86.6)	−
Adjusted EBITDA	8,906	8,811	8,581	1	4
Adjusted EBITDA margin (%)	57	63	50	(6.0)	7.0

17

FINANCIAL STATEMENTS

Table 18 - Income Statement - Consolidated

US$ million	1Q21	4Q20	1Q20
Sales revenues	15,698	13,911	17,143
Cost of sales	(7,691)	(6,384)	(9,879)
Gross profit	8,007	7,527	7,264
Selling expenses	(948)	(1,128)	(1,335)
General and administrative expenses	(273)	(79)	(411)
Exploration costs	(214)	(366)	(104)
Research and development expenses	(117)	(100)	(95)
Other taxes	(106)	(191)	(118)
Impairment of assets	(90)	6,019	(13,371)
Other income and expenses	(284)	1,278	(257)
	(2,032)	5,433	(15,691)
Operating income (loss)	5,975	12,960	(8,427)
Finance income	122	145	174
Finance expenses	(1,208)	(1,434)	(1,622)
Foreign exchange gains (losses) and inflation indexation charges	(4,553)	2,653	(3,103)
Net finance income (expense)	(5,639)	1,364	(4,551)
Results in equity-accounted investments	183	18	(298)
Income (loss) before income taxes	519	14,342	(13,276)
Income taxes	(319)	(2,725)	3,300
Net Income (Loss)	200	11,617	(9,976)
Net income (loss) attributable to:
Shareholders of Petrobras	180	11,509	(9,715)
Non-controlling interests	20	108	(261)

18

Table 19 - Statement of Financial Position – Consolidated

ASSETS - US$ million	03.31.2021	12.31.2020
Current assets	27,025	27,388
Cash and cash equivalents	11,963	11,711
Marketable securities	579	659
Trade and other receivables, net	2,358	4,731
Inventories	6,973	5,677
Recoverable taxes	1,501	2,595
Assets classified as held for sale	2,045	785
Other current assets	1,606	1,230

Non-current assets	148,195	162,622
Long-term receivables	20,004	20,200
Trade and other receivables, net	2,574	2,631
Marketable securities	41	44
Judicial deposits	6,824	7,281
Deferred taxes	7,163	6,451
Other tax assets	2,919	3,158
Other non-current assets	483	635
Investments	3,167	3,273
Property, plant and equipment	111,406	124,201
Intangible assets	13,618	14,948
Total assets	175,220	190,010

LIABILITIES - US$ million	03.31.2021	12.31.2020
Current liabilities	21,847	26,225
Trade payables	5,100	6,859
Finance debt	3,292	4,186
Lease liability	5,370	5,698
Taxes payable	2,700	2,834
Dividends payable	787	858
Short-term benefits	1,695	1,953
Pension and medical benefits	646	1,549
Liabilities related to assets classified as held for sale	696	685
Other current liabilities	1,561	1,603
Non-current liabilities	97,163	103,909
Finance debt	47,025	49,702
Lease liability	15,279	15,952
Income taxes payable	316	357
Deferred taxes	212	195
Pension and medical benefits	13,393	14,520
Provision for legal and administrative proceedings	1,814	2,199
Provision for decommisioning costs	16,962	18,780
Other non-current liabilities	2,162	2,204
Shareholders equity	56,210	59,876
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(52,092)	(47,753)
Non-controlling interests	1,201	528
Total liabilities and shareholders´ equity	175,220	190,010
19

Table 20 - Statement of Cash Flows – Consolidated

US$ million	1Q21	4Q20	1Q20
Cash flows from Operating activities
Net income for the period	200	11,617	(9,976)
Adjustments for:
Pension and medical benefits (actuarial expense)	315	(2,176)	444
Results of equity-accounted investments	(183)	(18)	298
Depreciation, depletion and amortization	2,856	2,236	3,543
Impairment of assets (reversal)	90	(6,019)	13,371
Allowance (reversals) for credit loss on trade and others receivables	(15)	20	97
Exploratory expenditure write-offs	131	233	26
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(15)	(364)	94
Foreign exchange, indexation and finance charges	5,544	(1,364)	3,969
Deferred income taxes, net	200	2,443	(3,470)
Revision and unwinding of discount on the provision for decommissioning costs	194	463	193
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	89	−
Inventory write-down (write-back) to net realizable value	(1)	−	342
Early termination and changes on payments of lease agreements	(70)	(103)	(94)
Decrease (Increase) in assets
Trade and other receivables, net	(128)	70	973
Inventories	(1,973)	(18)	446
Judicial deposits	(151)	55	(449)
Other assets	51	(292)	(301)
Increase (Decrease) in liabilities
Trade payables	616	45	(830)
Other taxes payable	1,105	1,268	(576)
Pension and medical benefits	(976)	(227)	(334)
Provisions for legal proceedings	(205)	13	(158)
Short-term benefits	(91)	(279)	(91)
Provision for decommissioning costs	(163)	(169)	(127)
Other liabilities	41	(420)	618
Income taxes paid	(128)	(31)	(231)
Net cash provided by operating activities	7,244	7,072	7,777
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(1,650)	(1,388)	(1,869)
Investments in investees	(2)	(1)	3
Proceeds from disposal of assets - Divestment	201	959	281
Divestment (Investment) in marketable securities	25	71	60
Dividends received	67	42	44
Net cash provided (used) by investing activities	(1,359)	(317)	(1,481)
Cash flows from Financing activities
Investments by non-controlling interest	(19)	(3)	(19)
Financing and loans, net:
Proceeds from financing	54	1,126	10,173
Repayment of finance debt - principal	(3,063)	(6,129)	(4,343)
Repayment of finance debt - interest	(1,079)	(499)	(1,128)
Repayment of lease liability	(1,467)	(1,509)	(1,523)
Dividends paid to Shareholders of Petrobras	−	(347)	(1,020)
Dividends paid to non-controlling interests	−	(46)	(8)
Net cash provided (used) in financing activities	(5,574)	(7,407)	2,132
Effect of exchange rate changes on cash and cash equivalents	(72)	(327)	(337)
Net increase (decrease) in cash and cash equivalents	239	(979)	8,091
Cash and cash equivalents at the beginning of the period	11,725	12,704	7,377
Cash and cash equivalents at the end of the period	11,964	11,725	15,468
20

FINANCIAL INFORMATION BY BUSINESS AREAS

Table 21 - Consolidated Income by Segment – 1Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	11,666	13,973	2,208	155	(12,304)	15,698
Intersegments	11,453	235	552	64	(12,304)	−
Third parties	213	13,738	1,656	91	−	15,698
Cost of sales	(5,234)	(11,837)	(1,332)	(150)	10,862	(7,691)
Gross profit	6,432	2,136	876	5	(1,442)	8,007
Expenses	(521)	(399)	(746)	(360)	(6)	(2,032)
Selling expenses	−	(335)	(603)	(4)	(6)	(948)
General and administrative expenses	(32)	(32)	(17)	(192)	−	(273)
Exploration costs	(214)	−	−	−	−	(214)
Research and development expenses	(85)	(3)	(5)	(24)	−	(117)
Other taxes	(17)	(40)	(23)	(26)	−	(106)
Impairment of assets	(95)	−	−	5	−	(90)
Other income and expenses	(78)	11	(98)	(119)	−	(284)
Operating income (loss)	5,911	1,737	130	(355)	(1,448)	5,975
Net finance income (expense)	−	−	−	(5,639)	−	(5,639)
Results in equity-accounted investments	23	108	40	12	−	183
Income (loss) before income taxes	5,934	1,845	170	(5,982)	(1,448)	519
Income taxes	(2,010)	(590)	(45)	1,833	493	(319)
Net Income (Loss)	3,924	1,255	125	(4,149)	(955)	200
Net income (loss) attributable to:
Shareholders of Petrobras	3,925	1,255	104	(4,149)	(955)	180
Non-controlling interests	(1)	−	21	−	−	20

Table 22 - Consolidated Income by Segment – 1Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	10,877	15,480	2,370	198	(11,782)	17,143
Intersegments	10,667	302	753	60	(11,782)	−
Third parties	210	15,178	1,617	138	−	17,143
Cost of sales	(5,907)	(15,397)	(1,345)	(193)	12,963	(9,879)
Gross profit	4,970	83	1,025	5	1,181	7,264
Expenses	(13,528)	(914)	(673)	(568)	(8)	(15,691)
Selling expenses	−	(650)	(674)	(4)	(7)	(1,335)
General and administrative expenses	(47)	(61)	(27)	(276)	−	(411)
Exploration costs	(104)	−	−	−	−	(104)
Research and development expenses	(62)	(3)	(3)	(27)	−	(95)
Other taxes	(16)	(42)	(9)	(51)	−	(118)
Impairment of assets	(13,167)	(43)	−	(161)	−	(13,371)
Other income and expenses	(132)	(115)	40	(49)	(1)	(257)
Operating income (loss)	(8,558)	(831)	352	(563)	1,173	(8,427)
Net finance income (expense)	−	−	−	(4,551)	−	(4,551)
Results in equity-accounted investments	(155)	(185)	(2)	44	−	(298)
Income (loss) before income taxes	(8,713)	(1,016)	350	(5,070)	1,173	(13,276)
Income taxes	2,909	283	(120)	626	(398)	3,300
Net Income (Loss)	(5,804)	(733)	230	(4,444)	775	(9,976)
Net income (loss) attributable to:
Shareholders of Petrobras	(5,804)	(702)	214	(4,198)	775	(9,715)
Non-controlling interests	−	(31)	16	(246)	−	(261)

21

Table 23 - Quarterly Consolidated Income by Segment – 4Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	8,995	12,086	2,256	249	(9,675)	13,911
Intersegments	8,772	242	574	87	(9,675)	−
Third parties	223	11,844	1,682	162	−	13,911
Cost of sales	(4,029)	(10,842)	(1,269)	(231)	9,987	(6,384)
Gross profit	4,966	1,244	987	18	312	7,527
Expenses	4,744	82	(741)	1,353	(5)	5,433
Selling expenses	−	(504)	(614)	(4)	(6)	(1,128)
General and administrative expenses	(24)	(2)	(18)	(35)	−	(79)
Exploration costs	(366)	−	−	−	−	(366)
Research and development expenses	(66)	(3)	(6)	(25)	−	(100)
Other taxes	(18)	(50)	(12)	(111)	−	(191)
Impairment of assets	5,816	207	4	(8)	−	6,019
Other income and expenses	(598)	434	(95)	1,536	1	1,278
Operating income (loss)	9,710	1,326	246	1,371	307	12,960
Net finance income (expense)	−	−	−	1,364	−	1,364
Results in equity-accounted investments	(24)	112	46	(116)	−	18
Income (loss) before income taxes	9,686	1,438	292	2,619	307	14,342
Income taxes	(3,302)	(451)	(83)	1,216	(105)	(2,725)
Net income (loss)	6,384	987	209	3,835	202	11,617
Net income (loss) attributable to:
Shareholders of Petrobras	6,385	976	194	3,752	202	11,509
Non-controlling interests	(1)	11	15	83	−	108

22

Table 24 - Other Income and Expenses by Segment – 1Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(291)	(2)	(6)	(1)	−	(300)
Pension and medical benefits - retirees	−	−	−	(218)	−	(218)
Variable compensation program	(37)	(22)	(3)	(32)	−	(94)
Equalization of expenses - Production Individualization Agreements	(43)	−	−	−	−	(43)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(33)	−	(33)
Profit sharing	(11)	(7)	(1)	(9)	−	(28)
Gains/(losses) with Commodities Derivatives	−	−	−	(23)	−	(23)
Gains / (losses) on decommissioning of returned/abandoned areas	(6)	−	−	−	−	(6)
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Voluntary Separation Plan - PDV	(2)	(2)	−	7	−	3
Fines imposed on suppliers	24	2	2	1	−	29
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	123	11	(86)	−	−	48
Gains / (losses) related to legal, administrative and arbitration proceedings	(43)	40	−	54	−	51
Early termination and changes on payments of lease agreements	72	(4)	2	(1)	−	69
Expenses/Reimbursements from E&P partnership operations	100	−	−	−	−	100
Amounts recovered from Lava Jato investigation	−	−	−	141	−	141
Others	36	(5)	(6)	(5)	−	20
	(78)	11	(98)	(119)	−	(284)

23

Table 25 - Other Income and Expenses by Segment – 1Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(307)	(3)	(42)	(1)	−	(353)
Pension and medical benefits - retirees	−	−	−	(299)	−	(299)
Variable compensation program	13	5	1	10	−	29
Equalization of expenses - Production Individualization Agreements	23	−	−	−	−	23
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Profit sharing	−	(6)	−	−	−	(6)
Gains/(losses) with Commodities Derivatives	−	−	−	223	−	223
Gains / (losses) on decommissioning of returned/abandoned areas	−	−	−	−	−	−
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Voluntary Separation Plan - PDV	(20)	(14)	−	(7)	−	(41)
Fines imposed on suppliers	47	1	1	−	−	49
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(70)	(20)	(8)	4	−	(94)
Gains / (losses) related to legal, administrative and arbitration proceedings	(133)	(55)	81	57	−	(50)
Early termination and changes on payments of lease agreements	76	−	13	5	−	94
Expenses/Reimbursements from E&P partnership operations	197	−	−	−	−	197
Amounts recovered from Lava Jato investigation	−	−	−	21	−	21
Others	42	(23)	(6)	(62)	(1)	(50)
	(132)	(115)	40	(49)	(1)	(257)

24

Table 26 - Other Income and Expenses by Segment – 4Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(307)	(1)	(25)	(1)	−	(334)
Pension and medical benefits - retirees	−	−	−	1,588	−	1,588
Variable compensation program	(210)	(104)	(18)	(122)	−	(454)
Equalization of expenses - Production Individualization Agreements	(8)	−	−	−	−	(8)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Profit sharing	(1)	10	−	−	−	9
Gains/(losses) with Commodities Derivatives	−	−	−	(7)	−	(7)
Gains / (losses) on decommissioning of returned/abandoned areas	(324)	−	−	−	−	(324)
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	50	33	(47)	−	36
Voluntary Separation Plan - PDV	(31)	(11)	(3)	50	−	5
Fines imposed on suppliers	13	(4)	1	1	−	11
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(10)	442	(78)	12	−	366
Gains / (losses) related to legal, administrative and arbitration proceedings	(102)	(28)	10	17	−	(103)
Early termination and changes on payments of lease agreements	98	(3)	−	8	−	103
Expenses/Reimbursements from E&P partnership operations	239	−	−	−	−	239
Amounts recovered from Lava Jato investigation	9	−	−	45	−	54
Others	36	83	(15)	(8)	1	97
	(598)	434	(95)	1,536	1	1,278

25

Table 27 - Consolidated Assets by Segment – 03.31.2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	107,791	32,994	9,570	30,262	(5,397)	175,220

Current assets	3,459	12,950	2,156	13,857	(5,397)	27,025
Non-current assets	104,332	20,044	7,414	16,405	−	148,195
Long-term receivables	4,430	1,776	746	13,052	−	20,004
Investments	405	488	581	1,693	−	3,167
Property, plant and equipment	86,213	17,691	5,974	1,528	−	111,406
Operating assets	76,485	15,354	3,797	1,265	−	96,901
Assets under construction	9,727	2,337	2,177	264	−	14,505
Intangible assets	13,284	89	113	132	−	13,618

Table 28 - Consolidated Assets by Segment – 12.31.2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	120,280	32,049	10,296	30,810	(3,425)	190,010

Current assets	5,333	8,170	1,975	15,337	(3,427)	27,388
Non-current assets	114,947	23,879	8,321	15,473	2	162,622
Long-term receivables	4,745	2,539	976	11,938	2	20,200
Investments	390	400	607	1,876	−	3,273
Property, plant and equipment	95,222	20,842	6,614	1,523	−	124,201
Operating assets	84,916	18,304	4,300	1,238	−	108,758
Assets under construction	10,305	2,537	2,315	286	−	15,443
Intangible assets	14,590	98	124	136	−	14,948
26

Table 29 - Reconciliation of Adjusted EBITDA by Segment – 1Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	3,924	1,255	125	(4,149)	(955)	200
Net finance income (expense)	−	−	−	5,639	−	5,639
Income taxes	2,010	590	45	(1,833)	(493)	319
Depreciation, depletion and amortization	2,170	540	106	40	−	2,856
EBITDA	8,104	2,385	276	(303)	(1,448)	9,014
Results in equity-accounted investments	(23)	(108)	(40)	(12)	−	(183)
Impairment	95	−	−	(5)	−	90
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(123)	(12)	87	(1)	−	(49)
Adjusted EBITDA	8,053	2,265	323	(287)	(1,448)	8,906

Table 30 - Reconciliation of Adjusted EBITDA by Segment – 1Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	(5,804)	(733)	230	(4,444)	775	(9,976)
Net finance income (expense)	−	−	−	4,551	−	4,551
Income taxes	(2,909)	(283)	120	(626)	398	(3,300)
Depreciation, depletion and amortization	2,788	561	138	56	−	3,543
EBITDA	(5,925)	(455)	488	(463)	1,173	(5,182)
Results in equity-accounted investments	155	185	2	(44)	−	298
Impairment	13,167	43	−	161	−	13,371
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	70	20	8	(4)	−	94
Adjusted EBITDA	7,467	(207)	498	(350)	1,173	8,581

Table 31 - Reconciliation of Adjusted EBITDA by Segment – 4Q20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	6,384	987	209	3,835	202	11,617
Net finance income (expense)	−	−	−	(1,364)	−	(1,364)
Income taxes	3,302	451	83	(1,216)	105	2,725
Depreciation, depletion and amortization	1,539	549	106	42	−	2,236
EBITDA	11,225	1,987	398	1,297	307	15,214
Results in equity-accounted investments	24	(112)	(46)	116	−	(18)
Impairment	(5,816)	(207)	(4)	8	−	(6,019)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	10	(442)	77	(11)	−	(366)
Adjusted EBITDA	5,443	1,226	425	1,410	307	8,811

27

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer